Exhibit 99.1

Crescent Point Announces Annual General Meeting Details

CALGARY, June 7, 2019 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) announces that its Annual General Meeting ("AGM") to be held on June 14, 2019, as previously announced, will be located at the Imperial Ballroom of the Hyatt Regency Calgary (700 Centre Street S.E.) at 10:00 a.m. MT (12:00 p.m. ET).

Shareholders are encouraged to attend the meeting. For those unable to attend, a webcast of the AGM will be available following the conclusion of the meeting. To access, visit the conference call and webcasts page of the Company's website.

For further information about the AGM, including access to all meeting materials, please visit Crescent Point's website.

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:http://www.prnewswire.com/news-releases/crescent-point-announces-annual-general-meeting-details-300863904.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2019/07/c6194.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:00e 07-JUN-19